News Release

Alexco Reports Fiscal Results for
Six Months Ended December 31, 2011

March 28, 2012 - Alexco Resource Corp. (TSX:AXR, NYSE-AMEX:AXU) today reports pre-tax income of $4.5 million and net income of $1.7 million ($0.03 basic and diluted earnings per share) for the six month transitional fiscal year ended December 31, 2011, reflecting continuing operations ramp-up at its Bellekeno silver mine in the Keno Hill Silver District, Yukon. As previously announced, the six month period ended December 31, 2011 represents a shortened transitional fiscal year as Alexco is changing its financial year to a calendar basis for better alignment with its operating year and its reporting peer group. This is also the first fiscal year for which Alexco is reporting under International Financial Reporting Standards. All figures are expressed in Canadian dollars unless otherwise stated.

Highlights of Six Month Transitional Fiscal Year

Pre-tax income of $4.5 million and net income of $1.7 million ($0.03 basic and diluted earnings per share) for the six months on combined mining and environmental services revenue of $42.5 million
Bellekeno mine revenue of $38.6 million and gross profit of $9.9 million, on sales of 9,464 tonnes of lead-silver and zinc concentrate
Production of more than 1.1 million ounces silver, nearly 8.8 million pounds lead and more than 4.3 million pounds zinc
Realized metal prices over the six months averaging US$31.52 per ounce silver, US$1.00 per pound lead and US$0.92 per pound zinc
Cash costs of production[1] over the six months of $12.37 per ounce of payable silver produced, net of by-product credits, and $10.17 per ounce over the full 2011 calendar year
Cash flows from operating activities for the six months of $5.6 million
Bellekeno production for calendar year 2012 estimated to be approximately 2.2 million to 2.5 million ounces silver, 19 million pounds lead and more than 7.5 million pounds zinc

[1]

Cash costs of production per ounce of payable silver produced is a non-IFRS measure with no standardized meaning prescribed under IFRS. See page 15 of Alexco’s December 31, 2011 MD&A for explanation and reconciliation.

Alexco President and Chief Executive Officer Clynt Nauman said, “We’re obviously encouraged with the steady, improving and profitable start-up of the Bellekeno mine in 2011. The operation reached an interim throughput target of 250 tonnes per day by the end of the year, and will continue to increase throughput in 2012. While our unit costs including our cash costs per ounce of silver production have increased somewhat in the last six months, we can attribute this to the cost of achieving that ramp-up, the impact of the winter operating season, lower by-product metals prices, and increasing energy and labor costs. With this experience in hand, we are closely examining our underlying operating cost structure, as well as focusing on the permitting activity required to bring additional production sources on line in order to further increase our throughput. This, coupled with our expanded exploration activity, should make 2012 a very exciting year at Alexco.”

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada

Summary Financial Results and Information

(comparing a six-month period to a 12-month period)

(expressed in thousands of dollars, except
per share amounts)	Six Months Ended	Full Year Ended
	December 31, 2011	June 30, 2011

Revenue from mining operations	38,639	38,269
Gross profit from mining operations	9,869	14,917

Revenue from environmental services	3,876	6,833
Gross profit (loss) from environmental services	279	(64)

Revenue from all operations	42,515	45,102
Gross profit from all operations	10,148	14,853

Income before taxes	4,496	3,309
Net income	1,723	3,097
Total comprehensive income	1,748	3,047
Earnings per share – basic and diluted	$0.03	$0.05
Cash flows from operating activities	5,624	11,022

Note: Financial information for the fiscal periods ended December 31, 2011 and June 30, 2011 has been prepared in accordance with IFRS. See note 6 of the audited financial statements for the six month transitional fiscal year ended December 31, 2011 for a reconciliation of financial information for the year ended June 30, 2011 fiscal year to that reported under Canadian GAAP.

Bellekeno Mine Operations

The six months ended December 31, 2011 saw Bellekeno substantially complete the ramp-up of mine and mill operations to the targeted production rate of 250 tonnes per day (tpd), following the successful and immediately-profitable commencement of production as of January 1, 2011. Located in the Keno Hill Silver District in Canada’s Yukon Territory, during its second six months of commercial operation the Bellekeno mine produced 10,096 tonnes of concentrate comprising 5,983 tonnes of lead-silver concentrate and 4,113 tonnes of zinc concentrate. The mine also recognized revenue of $38.6 million on sales of 9,464 tonnes of concentrate and yielded a gross profit of $9.9 million. Realized metal prices for the period, weighted by dollar of revenue recognized, averaged US$31.52 per ounce for silver, US$1.00 per pound for lead and US$0.92 per pound for zinc.

Average mill throughput in the three month period ended December 31, 2011 was 245 tpd compared to 234 tpd in the three month period ended September 30, 2011. Ore production in the fourth calendar quarter increased approximately 66% over the third quarter, reflecting the completion of long-hole mining preparatory activity which limited third quarter mine production, as well as the successful initiation in the fourth quarter of long-hole extraction. Higher mill throughput during the fourth quarter reflects the beneficial impact from increased mechanical availability and the initial realization of various optimization measures implemented during the year, as well as the availability of broken ore inventory. Cash costs of production over the six months ended December 31, 2011 increased to $12.37 per ounce of payable silver, due primarily to increased mining and milling costs per tonne of ore, and reduced by-product credit due to lower prices for lead and zinc. Per-tonne mining costs were impacted by lower mine throughput, due in part to the focus of underground efforts in the third calendar quarter on final development of selected stopes for long-hole mining. Per-tonne milling costs were impacted by increased expenditures incurred in the fourth calendar quarter for plant optimization initiatives, as well as for measures to counteract the impact of higher-than-expected ore abrasiveness. Fourth quarter costs for mining, milling and concentrate transportation were also impacted by normal seasonal costs pertaining to the onset of winter operating conditions.

Quarterly operating statistics for Bellekeno since the commencement of commercial production on January 1, 2011 are summarized as follows:

	Total	Calendar 2011
	Calendar 2011	Six Month H2	C2011-Q4	C2011-Q3	C2011-Q2	C2011-Q1

Ore tonnes mined	71,922	33,365	20,832	12,533	22,166	16,461
Ore tonnes processed	81,064	44,086	22,554	21,532	18,928	18,050
Grade of ore processed:
Silver (grams per tonne)	834	842	889	792	822	829
Lead	10%	10.2%	11.1%	9.2%	10.5%	10.0%
Zinc	6%	6.3%	6.7%	5.8%	6.5%	5.0%
Recoveries:
Silver	92%	91%	90%	91%	93%	93%
Lead in lead concentrate	90%	88%	86%	90%	93%	90%
Zinc in zinc concentrate	65%	67%	67%	68%	65%	56%
Concentrate production
Lead concentrate:
Tonnes produced	11,042	5,983	3,223	2,760	2,683	2,376
Concentrate grade:
Silver (grams per tonne)	5,280	5,188	5,123	5,264	5,164	5,645
Lead	67%	66%	67%	64%	69%	68%
Zinc concentrate:
Tonnes produced	6,901	4,113	2,305	1,808	1,687	1,101
Concentrate grade:
Silver (grams per tonne)	583	636	683	577	348	462
Zinc	46%	45%	44%	47%	48%	46%
Production – contained metal
Silver (ounces)	2,020,644	1,108,796	608,093	500,703	464,324	447,524
Lead (pounds)	16,454,334	8,787,297	4,878,780	3,908,517	4,074,122	3,592,915
Zinc (pounds)	7,220,514	4,339,300	2,473,561	1,865,739	1,770,159	1,111,055
Sales volumes by payable metal
Silver (ounces)	1,769,849	913,743	454,446	459,297	470,023	386,083
Lead (pounds)	14,991,596	7,691,811	3,816,127	3,875,684	4,119,866	3,179,919
Zinc (pounds)	5,697,639	3,226,620	1,788,784	1,437,836	1,761,119	709,900
Cash costs of production[1]
Per ounce of payable silver produced	$10.17	$12.37	$13.66	$10.83	$6.30	$8.88

[1]

Cash costs of production per ounce of payable silver produced is a non-IFRS measure with no standardized meaning prescribed under IFRS. See page 15 of Alexco’s December 31, 2011 MD&A for explanation and reconciliation.

In 2012, Alexco’s full year production is forecasted to be approximately 2.2 million to 2.5 million ounces of silver, approximately 19 million pounds of lead and more than 7.5 million pounds of zinc. First quarter 2012 mill operations will include a planned campaign of full scale throughput and metallurgical testing to identify and assess any modifications which may be required to receive potential ore production from the Onek and Lucky Queen mines. This effort has required interim downtime, and as a result, Alexco anticipates a slight reduction in mill throughput in the first quarter of 2012 compared to the fourth quarter of calendar 2011, likely with a commensurate impact on cash costs of production per ounce for that quarter.

Keno Hill Exploration

Alexco’s calendar 2012 exploration program in the Keno Hill District includes over 29,000 meters of surface and underground drilling, with an estimated cost of approximately $12 million. The program is expected to include approximately 4,500 meters of drilling underground at the Bellekeno mine, approximately 2,000 meters underground at the Lucky Queen project, and a minimum of 23,000 meters of surface exploration and definition drilling at various locations throughout the District. At Bellekeno, testing of mine extension targets that are down dip and down plunge of the high grade Southwest Zone is expect to have begun by the end of March. At Lucky Queen, drilling for underground definition, resource expansion and exploration is planned for later in 2012, once full access has been established to the newly defined resource. Exploration already under way at the newly outlined Flame & Moth discovery will be accelerated and expanded to at least 4,000 meters of infill and extension drilling. Resource modeling is currently underway at Flame & Moth with an aim of publishing an initial resource estimate in the second quarter 2012, though the 2012 exploration program is also being designed to enable a possible update to that initial resource estimate by the end of the year. At Bermingham, infill and extension drilling will start later in April. Resource modeling, where drill density permits, is also underway at Bermingham, with initial results anticipated in the second quarter of 2012. A number of other high priority exploration targets, including gold targets, will also be tested in 2012.

Results from Alexco’s 2011 surface exploration program have been announced in a number of press releases over the past six months, particularly with respect to Flame & Moth and Bermingham. At Flame & Moth, drilling has increased confidence in the continuity and thickness of silver mineralization, with results to date returning average grades from 16 to 21 ounces per ton silver over true widths averaging 5.5 meters within the mineralized Flame Vein structure (see news release dated February 14, 2012 entitled “Alexco Drills 8.9 Meters of 20.2 Ounces Per Ton Silver At Flame & Moth, Continues to Confirm and Expand Mineralization”). The structure is now traced along a 500 meter strike length to a depth of 350 meters below surface. In addition, within thicker zones of mineralization, higher grade intervals ranging from approximately 30 ounces per ton silver over 1.15 meters to more than 100 ounces per ton silver over 0.14 meters are present. The mineralization is open at depth and down-plunge, and also remains open up-plunge between 150 meters depth and the bedrock surface present beneath extensive alluvial gravels.

At Bermingham, results indicate a complex structural setting within which broad zones of significant silver mineralization (typically 3 to 10 ounces per ton silver over 4 to 26 meters thick) have been traced with confidence along strike for more than 400 meters and to a depth of at least 350 meters in two fault offset segments (see news release dated February 22, 2012 entitled “Alexco Intersects Silver Mineralization to 26 Meters True Thickness at Bermingham Including Narrower Intervals to 47.6 Ounces Per Ton Over 1.88 Meters”). The mineralization is open down plunge and along strike to the southwest.

Based on current experience in the Keno Hill area, the style of mineralization seen at Bermingham may represent a high level expression of deeper mineralization. Importantly, the currently defined mineralization occurs at a higher elevation in the mine stratigraphic sequence than the adjacent Hector-Calumet mine, where more than 90 million ounces of silver were historically extracted. In total, it is interpreted that the currently defined Bermingham mineralization is not only important from the perspective of near term potential resource development, but may also represent the upper part of a larger mineralized system not yet defined at depth.

In July 2011, initial mineral resource estimates for each of the Lucky Queen and Onek properties were completed and announced (see the news release dated July 27, 2011 entitled “Alexco Announces Initial Resource Estimates for Lucky Queen and Onek”, and technical reports dated September 8, 2011 and filed on SEDAR entitled “Technical Report on the Lucky Queen Deposit, Lucky Queen Property, Keno Hill District, Yukon” and “Technical Report on the Onek Deposit, Onek Property, Keno Hill District, Yukon”). The resources estimated for Lucky Queen comprise 124,000 tonnes indicated grading 1,227 grams per tonne silver, 2.57% lead and 1.72% zinc, plus another 150,000 tonnes inferred grading 571 grams per tonne silver, 1.37% lead and 0.92% zinc. The resources estimated for Onek comprise 585,000 tonnes indicated grading 194 grams per tonne silver, 1.23% lead and 13.74% zinc, plus an additional 236,000 tonnes inferred grading 203 grams per tonne silver, 1.05% lead and 11.52% zinc. As a result of the definition of these new resources, metallurgical testing and preliminary mine planning and engineering studies have been initiated at both properties. Rehabilitation of the historical Lucky Queen workings is in progress, and Alexco has recently established a portal and initiated development to access the historical Onek workings, both with the objective of enabling advanced exploration drilling from underground to support mine planning and development decisions.

Financial Position

Alexco’s cash and cash equivalents at December 31, 2011 totaled $41,741,000 compared to $50,443,000 at June 30, 2011, while net working capital totaled $47,997,000 compared to $53,119,000 for the same dates respectively. The decreases in cash and net working capital primarily reflect the net cash inflows from operations, offset by expenditures during the six month period ended December 31, 2011 on the calendar 2011 exploration program within the Keno Hill District as well as Bellekeno mine development.

Financial Report and Conference Call for Six Months Ended December 31, 2011

Full details of the financial and operating results for the six month transitional fiscal year ended December 31, 2011 are described in Alexco’s audited consolidated financial statements with accompanying notes and related Management’s Discussion and Analysis. These documents and additional information on Alexco, including its annual information form and US Form 40-F, are available on the Company’s website at www.alexcoresource.com and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Shareholders may contact Alexco at Suite 1150 – 200 Granville Street, Vancouver, British Columbia, V6C 1S4 to request, free of charge, hard copies of the audited consolidated financial statements and related Management’s Discussion and Analysis.

Alexco is holding an audio webcast conference call to discuss these results at 11 a.m. Eastern (8 a.m. Pacific) on Thursday, March 29, 2012. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	1-877-407-8031
Dial from outside Canada or the US:	1-201-689-8031
Live audio webcast:	www.alexcoresource.com

Participants should connect five to ten minutes before the call.

The conference call will be recorded, and an archived audio webcast will be available at www.alexcoresource.com. Through April 5, 2012, a replay of the call will be available by telephone at the following:

Dial toll free from Canada or the US:	1-877-660-6853
Dial from outside Canada or the US:	1-201-612-7415
Replay Passcodes:	Account #286, Conference ID #390212

Qualified Persons

The disclosure in this news release of scientific and technical information regarding exploration projects on Alexco’s mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, Vice President, Exploration, while that regarding mine development and operations has been reviewed and approved by Thomas Fudge, P.E., P.Eng., Senior Vice President, Engineering and Corporate Development, both of whom are Qualified Persons as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

About Alexco

Alexco Resource Corp. owns and operates the Bellekeno silver mine, one of several mineral properties held by Alexco which encompass substantially all of the historical Keno Hill Silver District located in Canada’s Yukon Territory. Bellekeno, which commenced commercial production at the beginning of calendar year 2011, is Canada’s only operating primary silver mine. Alexco’s primary near-term exploration objective is to unlock value in the silver-rich Keno Hill District, and is focused on growth by advancing its promising District properties to development decisions. The Company’s goal is to produce 7 million to 10 million ounces of silver annually within the next decade. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District was a world-class silver producer, with more than 217 million ounces of silver produced at average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government’s Minfile database). These historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers.

Contact

Clynton R. Nauman, President and Chief Executive Officer
Phone: (604) 633-4888
Email: info@alexcoresource.com

Please visit the Alexco website at www.alexcoresource.com

Some statements (“forward-looking statements”) in this news release contain forward-looking information concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.